Exhibit 99.1

FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
OCTOBER 11, 2005
LJ INTERNATIONAL REPORTS NEARLY $1 MILLION
IN NEW ORDERS FROM MAJOR U.S. RETAILER
Company Will Produce Approximately 40,000 Pieces for Christmas and Valentine’s Day;
Customer Has Been Significant Factor in Company’s Recent Sales Growth in the U.S.
HONG KONG and LOS ANGELES, October 11, 2005 — LJ International, Inc. (LJI) (Nasdaq/NMS: JADE), one of the fastest-growing jewelry companies in the world, today announced that it has received two orders totaling over $950,000 from a major global retailer for jewelry items to be sold during the Christmas and Valentine’s Day shopping seasons. Revenue from both orders will be booked by the end of 2005.
The Christmas season order is for about 20,000 pieces at a total of approximately $500,000. It is being booked in the third quarter ending September 30, 2005 since it was received towards the end of the month. The Valentine’s Day order, also for about 20,000 pieces, totals approximately $450,000, to be recorded in the fourth quarter ending December 31, 2005.
The retailer, unnamed in this release for competitive reasons, operates globally as one of the largest retailers of general merchandise, in both conventional and discount-warehouse formats. During 2004, its orders from LJI rose 60% from the year before, placing it among LJI’s top four customers in less than two years of becoming a customer.
LJI Chairman and CEO Yu Chuan Yih commented, “As these new orders suggest, LJI remains on a solid growth track in both its wholesale and retail business lines. As sales ramp up at its new China retail unit, ENZO, it is also seeing robust growth in its traditional core business of selling to retailers, particularly in the U.S. It is particularly gratifying that these new orders have been placed by one of our newer and very prominent retail customers. Our sales to this retailer were a strong factor behind our 33% rise in revenue last year; today’s announcement is a sign that this new relationship has staying power and, we believe, potential for continued growth.”

About LJ International
LJ International, Inc. (LJI) is a publicly-owned company traded under (Nasdaq/NMS: JADE), based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
For more information on LJI, go to its Web Site at http://www.ljintl.com.
If you would like to be added to LJI’s investor email lists please contact Haris Tajyar with Investor Relations International htajyar@irintl.com.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.
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